

13031150

SEC Mail Processing Section

FEB 28 2013

Washington DC 400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THRASHER & CHAMBERS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1204 SE 28th STREET, SUITE 4
(No. and Street)

BENTONVILLE	AR	72712-6706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID THRASHER — 479-273-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC, CPAs
(Name – *if individual, state last, first, middle name*)

506 N CHURCH STREET	ATKINS	AR	72823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/4/13

OATH OR AFFIRMATION

I, David Thrasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Mark W Chambers
Notary Public
State of Arkansas
County of Benton
Commission # 12385408
Expires: December 16, 2021



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THRASHER & CHAMBERS, INC.
DECEMBER 31, 2012 AND 2011

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income and Comprehensive Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7-11
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SCHEDULE OF COMPUTATION OF NET CAPITAL	13
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	15-16
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	17

INDEPENDENT AUDITOR'S REPORT

Board of Directors
THRASHER & CHAMBERS, INC.
Bentonville, Arkansas

We have audited the accompanying statements of financial condition of **Thrasher & Chambers, Inc.** (an S corporation) as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thrasher & Chambers, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 13, 2013

THRASHER & CHAMBERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

		2012		2011
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	53,795	$	28,885
Securities		31,775		34,110
Account receivable-shareholder		2,006		
Accounts receivable- commissions		32,368		9,988
Total current assets		119,944		72,983
PROPERTY AND EQUIPMENT, NET		37,879		43,025
Total Assets	$	157,823	$	116,008

LIABILITIES AND STOCKHOLDER'S EQUITY

		2012		2011
CURRENT LIABILITIES				
Payroll taxes payable	$	5,417	$	9,577
Commissions Payable		5,128		2,990
Account payable-Shareholder		800		
Other Current liabilities		298		298
Total current liabilities		11,643		12,865
STOCKHOLDER'S EQUITY				
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares		57,514		57,514
Additional paid-in capital		6,900		6,900
Retained earnings		85,200		39,828
Accumulated other comprehensive income		(3,434)		(1,099)
Total stockholders' equity		146,180		103,143
Total Liabilities and Stockholders' Equity	$	157,823	$	116,008

See accompanying notes to the financial statements.

THRASHER & CHAMBERS, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions	$ 549,764	$ 525,311
OPERATING EXPENSES		
Employee Compensation and Expenses	284,817	239,335
Professional Fees	12,526	11,776
Occupancy Expense	14,400	14,400
Trading and registration fees	4,576	4,283
Office Expense	14,088	9,130
Other Operating Expenses	94,895	114,163
Total Expenses	425,302	393,087
INCOME FROM OPERATIONS	124,462	132,224
OTHER INCOME (EXPENSE)		
Sale of Asset	-	-
Dividends		-
NET INCOME	$ 124,462	$ 132,224
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	(2,335)	921
COMPREHENSIVE INCOME	$ 122,127	$ 133,145

See accompanying notes to the financial statements.

THRASHER & CHAMBERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2010	$ 57,514	$ 6,900	$ 101,933	$ (2,020)	$ 164,327
Dividends paid	$ -	$ -	$ (194,329)	$ -	(194,329)
Net income for the year	-	-	132,224		$ 132,224
Unrealized holding gain	-	-	-	$ 921	$ 921
Balance - December 31, 2011	$ 57,514	$ 6,900	$ 39,828	$ (1,099)	$ 103,143
Dividends paid	$ -	$ -	$ (79,090)	$ -	(79,090)
Net income for the year	-	-	124,462		124,462
Unrealized holding gain	-	-	-	$ (2,335)	(2,335)
Balance - December 31, 2011	$ 57,514	$ 6,900	$ 85,200	$ (3,434)	$ 146,180

See accompanying notes to the financial statements.

THRASHER & CHAMBERS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 124,462	$ 132,224
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	5,152	5,228
Change in:		
Accounts receivable - commissions	(22,386)	(4,996)
Payroll taxes payable	(4,160)	6,143
Commissions payable	2,138	(835)
Net Cash From Operating Activities	105,206	137,764
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchased new equipment & vehicle	-	(2,497)
Received Dividends	-	-
Purchase of available for sale securities	-	-
Net Cash Provided (Used For) Investing Activities	-	(2,497)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in Other Comprehensive Income	-	-
Accounts receivable/payable shareholders	(1,206)	
Dividends paid	(79,090)	(194,574)
Net Cash Provided (Used For) Financing Activities	(80,296)	(194,574)
NET CHANGE IN CASH AND CASH EQUIVALENTS	24,910	(59,307)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,885	88,192
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 53,795	$ 28,885

See accompanying notes to the financial statements.

THRASHER & CHAMBERS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

See accompanying notes to the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thrasher & Chambers, Inc. ("the Company") was organized in the state of Arkansas in 1962, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm.

Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Depreciation expense totaled $5,152 and $5,228 for years ended December 31, 2012 and 2011, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2011, there are no cash equivalents.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Investments

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

NOTE 2: RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

Thrasher & Chambers, Inc. used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Thrasher & Chambers, Inc. not as a result of the clearing organization.

THRASHER & CHAMBERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2012	2011
Office Equipment	$ 21,665	$ 21,665
Automobiles	98,599	98,599
	$120,264	$120,264
Accumulated Depreciation	82,385	77,239
	$ 37,879	$ 43,025

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a “Computation of Determination of Reserve Requirements” and the schedule of “Information Relating to Possession or Control Requirements”.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

December 31, 2012

Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
$35,445	$(3,669)	$31,776

December 31, 2011

Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
$35,445	$(1,334)	$34,110

NOTE 5: INVESTMENTS – CONTINUED

In 2009, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements". Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques are as follows:

Level 1 – These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access. These investments are common stock.

Level 2 – These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3 – These are investments where values are based on prices or valuation techniques that require inputs that are unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Market Prices In Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3
Available-for-sale securities			
Exchange traded stock	$31,776	$0	$0

NOTE 6: ADDITIONAL CASH FLOW INFORMATION
The net increase in the unrealized holding gain (loss) on available for sale securities was $(3,669) and $312 respectively, for the years ended December 31, 2012 and 2011.

NOTE 7: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS
Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2012, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 8: NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2012, the company had net capital of $69,922, which was $64,922 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .1665 to 1, as of December 31, 2012. There are no material differences between net capital as computed in Thrasher & Chambers, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2012, and the net capital as computed on Page 14.

NOTE 9: SUBSEQUENT EVENTS
Subsequent events through February 13, 2012 are reflected in the accompanying financial statements and the related notes.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Thrasher & Chambers, Inc.
Bentonville, Arkansas

We have audited the accompanying financial statements of **Thrasher & Chambers, Inc.** as of and for the year ended December 31, 2012 and have issued our report thereon dated February 13, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duvall & Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, Arkansas

February 13, 2013

THRASHER & CHAMBERS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Total ownership equity from statement of financial condition		$ 146,180
Total ownership equity qualified for net capital		146,180
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition:		
Accounts receivable – commissions	$(34,374)	
Other assets	(37,879)	
		(72,253)
Net Capital Before Haircut on Securities Positions		73,927
Haircuts on securities:		
Haircut on other securities		(4,005)
Net Capital		$ 69,922

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission

THRASHER & CHAMBERS, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL
REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2012

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $12,865)	$ 777	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 5,000	
Net Capital requirement (greater of the two listed above)		$ 5,000
Excess net capital (net capital from previous page less net capital requirement)		$ 64,922
Excess net capital at 1000% (greater of net capital from previous page less 10% total aggregate indebtedness or 120% of minimum net capital requirement above)		$ 68,757

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 11,643
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	16.65%

There are no differences between net capital as computed in Leonard's Securities, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2012, and the net capital as computed on the accompanying supplemental schedules..

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Thrasher & Chambers, Inc.
Bentonville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **Thrasher & Chambers, Inc.** (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823

February 13, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Thrasher & Chambers, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority solely to assist you and the other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Thrasher & Chambers, Inc.'s management is responsible for the Standard for the Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823

February 13, 2013